CONSENT OF QUALIFIED PERSON Ron R. Parent, P. Geo. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3054 Fax (604) 669-9516 ron.parent@amec.com

To:	Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Quebec
Nova Scotia Securities Commission

Re:	CanAlaska Uranium Ltd. NI 43-101 Technical Report, dated 15 October 2010

I, Ron R. Parent, P.Geo., consent to the public filing of the report entitled “NI 43-101 Technical Report on the Fond Du Lac Project Athabasca Basin, Saskatchewan, Canada” dated 15 October 2010 (the “Technical Report”) on SEDAR and EDGAR as well as the Company’s web site (www.canalaska.com).

I also consent to extracts from, or a summary of, the “Technical Report” referred to in the CanAlaska Press Release dated 29 October 2010, entitled “CanAlaska Uranium Files NI 43-101 Report for Fond du Lac Project” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Sealed and signed”	dated
Ron R. Parent, P.Geo	29 October 2010

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel	(604)	664-4315
Fax	(604)	669-9516	www.amec.com